November 24, 2009

Mr. William F. Rountree, Jr.
President
Monarch Financial Holdings, Inc.
1101 Executive Blvd.
Chesapeake, Virginia 23320

Re: Monarch Financial Holdings, Inc.
Amendment number 1 to Form S-1
Filed November 18, 2009
File Number 333-162473

Dear Mr. Rountree:

We have reviewed your amended Form S-1, filed November 18, 2009, and have the following comments. As we previously noted, the accounting staff has not reviewed this document and we do not anticipate that they will do so. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

The Company, page 4

1.   We note the new third paragraph at this heading. We understand from telephone conversations with your counsel that the reason for the income growth of Monarch Mortgage in 2008 and 2009 was management's decision to pursue this business through increased staffing. If our understanding is correct, please briefly indicate this, noting

changes is staffing levels, and provide appropriate information in the body of the text. We also note that in the last sentence of the first paragraph on page 43, you that state that you expect mortgage banking operations to continuing at its current pace, which we take to mean that you do no expect mortgage banking operations, growth and income to expand as it has in the recent past. If our interpretation is correct, please disclose this in the summary.

2.   Disclose here, and in the body of the text, to whom you sell your loans. In the body of the text discuss any material uncertainties or risks to you associated with the purchasers of loans that you originate. If none, please advise us supplementally.

3.   In the body of the text, and here as warranted, describe the terms on which these loans are made and whether they are considered prime, subprime or other.

4.   We note that you have deleted compound growth information pursuant to our prior comment number 2. It appears to us that the information in the bullet points, while accurate, is more aggressive than what we traditional see. While we traditionally see information similar to that in the first three bullets in the summary, the next four, while very attractive from the company's perspective, do not appear to be key to an understanding of your company's business model. We also note that you already provide summary financial information on page 11 as part of the forepart, and that portions of this information is:

- duplicative, such as that beginning in the first paragraph on page 5,

- promotional, such as the last bullet,

- different from the usually generally accepted, key financial indicators used. For example, you include "pre-tax pre-provision income," "net income before taxes and minority interest" and "net income before taxes and noncontrolling interest," and

- information is not provided for consistent periods.

Please consider deleting or revising this information.

5.   We note in the last paragraph that you provide figures for net income "before taxes and minority interest." It appears to us that you should use the more typically understood figure, "net income available to common shareholders," in this section. In this connection, in order to promote clarity, please consider presenting the figures in this paragraph in tabular format rather than textually.

Our Market Area, page 6

6.   We note that your primary market area is South Hampton Roads, a part of the Greater
        Hampton Roads area. We also note that you provide statistical information for the
        Greater Hampton Roads area. If there is a materially different between South Hampton
        Roads and Greater Hampton Roads, please provide quantification for South Hampton
        Roads. Also, if material to understanding your business or growth, please consider
        quantifying change in home sales and other major economic indicators for South
        Hampton Roads that are materially different from the Greater Hampton Roads area. We
        note the extraordinary growth of Virginia Beach and the Outer Banks in past years. If
        this has materially impacted your results, please discuss in the body of the text on page
        71.

Risk Factors, page 13

7.   Please consider including a risk factor to address the current, historically low interest rate
        environment and the typical consequences of rising rates on debt securities.   More
        specifically, if true, state that one would anticipate an inverse relationship between the
        price of these securities and changes in interest rates, absent conversion value.

Dividend Policy, page 28

8.   Please disclose, in language that an average investor would understand, what is meant by
        "undivided profits."

Description of the Series B Preferred Stock, page 88

9.   Please clarify in the filing that the last sentence of the third paragraph on page 98
        represents the opinion of the law firm Williams Mullen.

Exhibit 5.1

10.   Please provide a revised opinion to indicate at the third paragraph the board's approval of
        amended articles of incorporation and filing of these with the state of Virginia. Please
        also revise the first paragraph on page 98 to indicate that the revised articles of
         incorporation are included in this registration statement as an exhibit item.

                                    * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: John M. Paris
Fax number 757-473-0395